UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2020 RESULTS[1],[2]

Santiago, Chile, February 22, 2021 – CCU announced today its consolidated financial and operating results for the fourth quarter 2020, which ended December 31, 2020.

•	Consolidated Volumes increased 10.6%. Volume variation per Operating segment was as follows:
o	Chile 11.7%
o	International Business 8.3%
o	Wine 10.9%
•	Net sales were up 3.7%
•	EBITDA reached CLP 126,535 million, a 5.7% increase. EBITDA variation per Operating segment was as follows:
o	Chile 16.1%
o	International Business (17.6)%
o	Wine (36.6)%
•	Net income reached a gain of CLP 55,043 million, an increase of 0.2%
•	Earnings per share reached of CLP 149.0 per share

Key figures	4Q20	4Q19	Total change %	YTD20	YTD19	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	10,148	9,178	10.6	30,693	30,032	2.2
Net sales	599,629	578,072	3.7	1,857,594	1,822,541	1.9
Gross profit	295,318	301,600	(2.1)	873,558	914,223	(4.4)
EBIT	99,356	92,289	7.7	186,591	230,808	(19.2)
EBITDA	126,535	119,765	5.7	296,405	335,829	(11.7)
Net income	55,043	54,959	0.2	96,152	130,142	(26.1)
Earnings per share (CLP)	149.0	148.7	0.2	260.2	352.2	(26.1)

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 4Q20 compared to 4Q19, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

In 2020 we faced a particularly challenging year due to the Covid-19 pandemic. To handle this, we implemented a regional plan with three priorities: the safety of our people and the community we interact with, operation continuity and financial health. This allowed us to continue operating and supplying our products to all our clients and consumers. According to this, we put in place a strategy which aimed to maintain business scale, and then, gradually recover profitability over time by implementing revenue management initiatives and efficiencies. In terms of volumes, in 2020 we grew 2.2%, reaching 30.7 million hectoliters, in spite of the strong negative impact in our volumes from the pandemic between April and August, showing a “v-shaped” recovery throughout the year, as follows: an expansion of 6.4% in 1Q20, a drop of 12.0% in the 2Q20, a slight contraction of 1.8% in the 3Q20, and a strong growth of 10.6% during the 4Q20. Regarding financial results, EBITDA dropped 11.7% to CLP 296,405 million, and EBITDA margin decreased from 18.4% to 16.0%, mainly due to negative external effects from the sharp depreciation of the CLP and ARS against the USD and the impact from the pandemic in high margin consumer occasions. These effects were partially compensated with revenue management initiatives, efficiencies from the ExCCelencia CCU program, and lower cost in raw materials. At Net income level, we decreased 26.1%, to CLP 96,152 million. In regards to financial health, we kept our net financial debt under control, decreasing from CLP 133,786 million to CLP 117,752 million.

During the fourth quarter, the expansion of 10.6% in consolidated volumes was driven by 11.7% jump in the Chile Operating segment, 8.3% increase in the International Business Operating segment and 10.9% rise in the Wine Operating segment. The higher volumes were the result of a solid commercial and operational execution, which allowed us to respond to a strong demand recovery. In terms of financial results, EBITDA increased 5.7% to CLP 126,535 million and EBITDA margin improved from 20.7% to 21.1%. The higher EBITDA was mainly explained by the volume growth mentioned above, revenue management initiatives and efficiencies from the ExCCelencia CCU program, partially offset by negative effects related with the currency translation of our results in Argentina, according to the hyperinflation accounting. MSD&A expenses as percentage of Net sales improved 377 bps. Net income reached CLP 55,043 million, growing 0.2% versus last year, including a non-recurrent negative effect of CLP 5,320 million after taxes, explained by an impairment loss related to Bolivia and properties impairment losses . Excluding these two impairments, Net income would have expanded 9.8%.

In the Chile Operating segment, this quarter, our top line expanded 19.8%, due to a 11.7% growth in volumes and 7.3% higher average prices. The strong performance in volumes was driven by all main categories, in line with lower restrictions and a more positive consumer environment, along with gains in market share. The higher average prices were explained by revenue management initiatives and positive mix effects. Gross margin contracted 357 bps as a consequence of the negative impact of the pandemic in high margin consumer occasions and higher manufacturing costs. MSD&A expenses as percentage of Net sales improved 322 bps, in line with cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached
CLP 101,387 million, a 16.1% increase, and EBITDA margin dropped from 25.0% to 24.2%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported 8.3% higher volumes and 33.8% drop in average prices in CLP in the quarter. The lower average prices were mainly related with negative currency translation effects in Argentina applying hyperinflation accounting, while prices in local currency increased thanks to revenue management initiatives. Gross margin contracted 54 bps. MSD&A expenses as a percentage of Net sales improved by 385 bps due to efficiencies from the ExCCelencia CCU program. Altogether, EBITDA reached CLP 23,635 million, a contraction of 17.6%, returning to positive ground after two negative figures in the 2Q20 and 3Q20. EBITDA margin increased from 16.1% to 18.5%.

The Wine Operating segment posted a 4.5% rise in revenue, driven by a 10.9% expansion in volumes, as average prices contracted 5.7% during the quarter. The volume expansion was driven by the Chilean and the Argentine domestic market, while exports decreased. The lower prices in CLP were mainly a consequence of a negative mix effect from the higher growth in our domestic markets. Gross margin decreased 555 bps, mostly reflecting a higher cost of wine. MSD&A expenses as a percentage of Net sales deteriorated by 421 bps, mainly due to higher temporary marketing expenses. In all, EBITDA reached CLP 8,477 million, a contraction of 36.6%, and EBITDA margin decreased from 23.9% to 14.5%.

In Colombia, where we have a joint venture with Postobón, in 2020 we reached more than 1.5 million hectoliters, posting an annual expansion of 21.2%, while the industry contracted. This positive performance, in spite of a challenging scenario, allowed us to practically double our market share in 2020. The consistent positive trend in Colombia is the consequence of a continuous improvement in brand equity, distribution and sales execution. In terms of financial results, and in line with a greater business scale, we reached positive EBITDA during the second half of the year, with four consecutive months with positive EBITDA since September.

In 2020 we were able to protect our people, support the community and continue operating in all the countries we operate, while keeping the financial health of our Company. At the same time, we protected our business scale by delivering volume growth and set the ground to recuperate profitability gradually over time through revenue management initiatives and efficiencies. Looking ahead, during 2021 we will continue to face a challenging and uncertain scenario. In this context, we will keep focusing on the three objectives set for the pandemic, and we will double our efforts to recover profitability in the coming quarters.

Finally, I would like to thank the effort and commitment of all CCU employees, which allowed us to overcome a particularly challenging year. I am convinced that if we take care of each other and work united we will emerge stronger from this difficult time to share together a better life.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)
•	Net sales increased 3.7%, explained by a 10.6% rise in consolidated volumes, partially offset by a 6.2% drop in average prices in CLP. The higher volume was driven by 11.7% jump in the Chile Operating segment, 8.3% increase in the International Business Operating segment and 10.9% rise in the Wine Operating segment, associated with a solid commercial and operational execution, which allowed us to respond to a strong demand recovery. The lower average prices in CLP were explained by: (i) a 33.8% contraction in the International Business Operating segment, mainly associated with negative currency translation effects in Argentina applying hyperinflation accounting, while prices in local currency increased in accordance with revenue management initiatives, and (ii) a 5.7% contraction in the Wine Operating segment, as a consequence of a negative mix effect from the higher growth in domestic markets while export volumes decreased. These effects were partially compensated with the 7.3% growth in the Chile Operating segment, due to revenue management initiatives and a positive mix effect between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions.
•	Cost of sales was up 10.1%, explained by 10.6% higher volumes, while Cost of sales per hectoliter contracted 0.5%. The Chile Operating segment reported a 15.7% growth in Cost of sales per hectoliter, driven by higher costs in manufacturing and mix effect between categories, partially offset by a lower cost in raw materials. In the International Business Operating segment, the Cost of sales per hectoliter decreased 33.1% in CLP, mostly explained by currency translation effects in Argentina, applying hyperinflation accounting, and by higher USD-linked costs, largely explained by the 40.5%[3] devaluation of the ARS against the USD, and the impact of inflation, partially offset by a lower cost in raw materials. In the Wine Operating segment, the Cost of sales per hectoliter grew 3.6%, explained by a higher cost of wine, continue reflecting the weaker 2020 harvest.
•	Gross profit reached CLP 295,318 million, a 2.1% contraction. Gross margin fell 292 bps, from 52.2% to 49.3%, as a consequence of the effects described above.
•	MSD&A expenses were down 6.8%, and as a percentage of Net sales improved 377 bps, mainly due to cost control measures through the ExCCelencia CCU program in all our Operating segments. In the Chile Operating segment, MSD&A expenses grew 8.7%, and as a percentage of Net sales decreased 322 bps. In the International Business Operating segment MSD&A expenses were down 35.3%, and as a percentage of Net sales decreased 385 bps. In the Wine Operating segment, MSD&A expenses grew 22.1%, mainly due to higher temporary marketing expenses, and as a percentage of Net sales expanded 421 bps.
•	EBIT reached CLP 99,356 million, an expansion of 7.7%, mainly due to the 10.6% volume growth, revenue management initiatives and efficiencies from the ExCCelencia CCU program.
•	EBITDA was up 5.7%, more than explained by the 16.1% rise in the Chile Operating segment, while the International Business Operating segment and the Wine Operating segment, decreased 17.6% and 36.6%, respectively. EBITDA margin grew from 20.7% to 21.1%.
•	Non-operating result totalized a loss of CLP 22,416 million, an expansion of 72.3% when compared to a loss of
CLP 13,006 million last year, primarily due to a lower result in other gains/(losses) by CLP 13,431 million, mostly explained by losses on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and a non-recurrent negative effect by CLP 6,029 million, associated with both, an impairment loss related to Bolivia and properties impairment losses. This effect was partly compensated by: (i) a better result of CLP 2,261 million in Results as per adjustment units, mostly explained by a lower inflation in Argentina in 2020 versus 2019, and (ii) a lower loss in Foreign currency exchange differences by CLP 1,987 million, mainly in Argentina.
•	Income taxes reached CLP 15,436 million, a 14.9% drop, mostly explained by the decrease in taxable income, and lower taxes resulting from our foreign currency denominated assets, as a consequence of the depreciation of the USD against the CLP in 4Q20 compared with an appreciation of the USD against the CLP in 4Q19.
•	Net income reached a gain of CLP 55,043 million, an increase of 0.2%, explained by the reasons described above.

[3] The ARS currency variation against the CLP or the USD considers 2020 end of period (eop) compared to 2019 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR 2020 (Exhibit 2 & 4)
•	Net sales increased 1.9%, explained by an increment of 2.2% in volumes, partially offset by a 0.3% decrease in average prices in CLP. The higher volume was achieved in spite of the strong negative impact in our volumes from the pandemic between April and August, showing a “v-shaped” recovery throughout the year, as follows: an expansion of 6.4% in 1Q20, a drop of 12.0% in the 2Q20, a slight contraction of 1.8% in the 3Q20, and a strong growth of 10.6% during the 4Q20. The lower average prices in CLP were more than explained by the 12.1% drop in the International Business Operating segment, largely explained by the 47.1%[3] depreciation of the ARS against the CLP, not fully compensated with price increases in local currency. Average prices rose 3.2% in the Chile Operating segment, as a consequence of revenue management initiatives and a positive mix effect between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions, while in the Wine Operating segment, prices were up 0.5% as a consequence of a stronger USD on export revenues, partly compensated with negative mix effects.
•	Cost of sales was up 8.3% explained by the 6.0% increment in Cost of sales per hectoliter and the 2.2% growth in volumes. The Chile Operating segment reported a 12.1% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 12.8%[4] devaluation of the CLP against the USD, and mix effect between categories, partially offset with lower costs in raw materials, especially aluminum and PET. In the International Business Operating segment, the Cost of sales per hectoliter in CLP contracted 6.5%, mostly due to a translation effect from the 47.1%[3] depreciation of the ARS against the CLP, as in local currency Cost of sales per hectoliter went up as a consequence of the devaluation of the ARS against the USD, and its impact on USD-denominated costs and the impact of inflation, partially compensated with lower costs in raw materials. In the Wine Operating segment, the Cost of sales per hectoliter decreased 1.7%, impacted by a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.
•	Gross profit reached CLP 873,558 million, a 4.4% drop, resulting in a 314 bps contraction in our Gross margin, from 50.2% to 47.0%, as a consequence of the effects described above.
•	MSD&A expenses were flat versus last year, and as a percentage of Net sales improved by 72 bps, thanks to cost control initiatives through the ExCCelencia CCU program across all our Operating segments. In the Chile Operating segment, MSD&A expenses increased 3.4% and as a percentage of Net sales decreased 116 bps. In the International Business Operating segment, MSD&A expenses contracted 9.9% in CLP and as a percentage of Net sales deteriorated 178 bps, mostly associated with the high level of inflation in Argentina. In the Wine Operating segment, MSD&A expenses grew 16.5% and as a percentage of Net sales rose 136 bps, mainly explained by higher marketing expenses in exports linked with the depreciation of the CLP against the USD and Euro.
•	EBIT reached CLP 186,591 million, a contraction of 19.2%, mainly due to the same reasons described above.
•	EBITDA was down 11.7%, reaching CLP 296,405 million, explained by a 48.2% contraction in the International Business Operating segment and a drop of 8.2% in the Chile Operating segment, partially offset by a 12.5% expansion in the Wine Operating segment. Consequently, EBITDA margin was down 247 bps, from 18.4% to 16.0%.
•	Non-operating result totalized a loss of CLP 42,988 million, a 4.9% decrease when compared to a loss of
CLP 45,187 million last year, primarily due to: (i) a better result in Foreign currency exchange differences by
CLP 11,606 million, mainly in Argentina, (ii) a lower loss in Equity and income of JVs and associated by CLP 7,995 million, mainly caused by a better financial result in Colombia, and (iii) a lower loss of CLP 7,826 million in Results as per adjustment units, mostly explained by a lower inflation in Argentina versus last year. These effects were partially offset by: (i) a lower result in other gains/(losses) by CLP 14,567 million, mainly as a result of losses on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and a non-recurrent negative effect by CLP 6,029 million in 4Q20, associated with both an impairment loss related to Bolivia and properties impairment losses, and (ii) higher Net financial expenses by CLP 10,660 million, mainly associated with higher Cash and cash equivalents held last year for tax expenses related to the 2018 ABI Transaction[5] and a higher debt.
•	Income taxes reached CLP 35,408 million, decreasing 11.4% from last year, mostly explained by a lower taxable income.
•	Net income reached CLP 96,152 million, a contraction of 26.1%.

[4] The CLP currency variation against the USD considers the 2020 average of period (aop) versus the 2019 aop

[5] For further information about the Transaction see the Note 1- letter C, of our Consolidated Financial Statements as of December 31st 2020.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, this quarter, our top line expanded 19.8%, due to a 11.7% growth in volumes and 7.3% higher average prices. The strong performance in volumes was driven by all main categories, in line with lower restrictions and a more positive consumer environment, along with gains in market share. The higher average prices were explained by revenue management initiatives and positive mix effects. Gross margin contracted 357 bps as a consequence of the negative impact of the pandemic in high margin consumer occasions and higher manufacturing costs. MSD&A expenses as percentage of Net sales improved 322 bps, in line with cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 101,387 million, a 16.1% increase, and EBITDA margin dropped from 25.0% to 24.2%.

During the fourth quarter we continued contributing to fight the pandemic, by donating our Alcohol Gel CCU, made from our zero alcohol beers, and face shields made from PET pre-forms, to several social and community initiatives. Also, Cervecería Austral, donated hand sanitizer units for a safe reopening of bars and restaurants in the Magallanes region.

In terms of innovation, we created a new category in Chile, by launching in November Hard Fresh, the first Hard Seltzer in this market. With only 5% alcohol content, gluten free and no artificial flavoring, Hard Fresh responds to the global tendency of more natural and low calories ready to drink cocktails. Also, Cervecería Austral launched two varieties of its Patagonia brand, Patagonia Hoppy Lager and Patagonia Red Lager, our leader flavored water brand MAS added a new Lemonade-Mint flavor, and we introduced Kantal, our first locally produced gin. In addition, our e-commerce platform “La Barra” finished an excellent 2020, by increasing its sales by four times, and expanding its presence in the region, operating now in Argentina and Paraguay. In addition, CCU and its subsidiaries, CCU Chile, CPCh and VSPT, were recognized as the most innovative companies in the beverage industry reaching the first place in their respective categories, in the Most Innovative Companies 2020 Ranking, conducted by the ESE business school.

INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported 8.3% higher volumes and 33.8% drop in average prices in CLP in the quarter. The lower average prices were mainly related with negative currency translation effects in Argentina applying hyperinflation accounting, while prices in local currency increased thanks to revenue management initiatives. Gross margin contracted 54 bps. MSD&A expenses as a percentage of Net sales improved by 385 bps due to efficiencies from the ExCCelencia CCU program. Altogether, EBITDA reached CLP 23,635 million, a contraction of 17.6%, returning to positive ground after two negative figures in the 2Q20 and 3Q20. EBITDA margin increased from 16.1% to 18.5%.

During the quarter, in Argentina we did the kick-off of investments to increase our beer production capacity, reaffirming our long-term commitment with this country. In Paraguay, we donated ten thousand packs of our products to support firefighters in controlling numerous fires caused by the high temperatures. In terms of brand innovation, we strengthened our portfolio of brands in Uruguay, by launching the beer brand Escudo Silver and re-launching Miller.

WINE OPERATING SEGMENT

The Wine Operating segment posted a 4.5% rise in revenue, driven by a 10.9% expansion in volumes, as average prices contracted 5.7% during the quarter. The volume expansion was driven by the Chilean and the Argentine domestic market, while exports decreased. The lower prices in CLP were mainly a consequence of a negative mix effect from the higher growth in our domestic markets. Gross margin decreased 555 bps, mostly reflecting a higher cost of wine. MSD&A expenses as a percentage of Net sales deteriorated by 421 bps, mainly due to higher temporary marketing expenses. In all, EBITDA reached CLP 8,477 million, a contraction of 36.6%, and EBITDA margin decreased from 23.9% to 14.5%.

In terms of brands, we introduced Viñamar Zero Rose, a sparkling wine made from 100% Moscatel grapes from the Elqui Valley and elaborated through an innovative process to reduce alcohol content, which manages to preserve all the characteristics of a traditional sparkling wine but with less than 0.5° of alcohol and with a third of the calories content of a traditional one. In addition, we launched a new wine brand B-Liv, which promotes conscious consumption, from its production process to bottling, the latter through the use of our eco-packaging policy, using recyclable materials, an ultra-light bottle, compostable cork and a label free of heavy materials.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE
Exhibit 1: Consolidated Income Statement (Fourth Quarter 2020)
Fourth Quarter	2020	2019	Total
	(CLP million)		Change %
Net sales	599,629	578,072	3.7
Cost of sales	(304,311)	(276,471)	10.1
% of Net sales	50.7	47.8
Gross profit	295,318	301,600	(2.1)
MSD&A	(199,822)	(214,440)	(6.8)
% of Net sales	33.3	37.1
Other operating income/(expenses)	3,860	5,128	(24.7)
EBIT	99,356	92,289	7.7
EBIT margin %	16.6	16.0
Net financial expenses	(7,095)	(6,806)	4.2
Equity and income of JVs and associated	(703)	(764)	(8.0)
Foreign currency exchange differences	(1,871)	(3,858)	(51.5)
Results as per adjustment units	422	(1,840)	(122.9)
Other gains/(losses)	(13,169)	262	(5,125.0)
Non-operating result	(22,416)	(13,006)	72.3
Income/(loss) before taxes	76,939	79,282	(3.0)
Income taxes	(15,436)	(18,146)	(14.9)
Net income for the period	61,504	61,136	0.6

Net income attributable to:
The equity holders of the parent	55,043	54,959	0.2
Non-controlling interest	(6,460)	(6,177)	4.6

EBITDA	126,535	119,765	5.7
EBITDA margin %	21.1	20.7

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	149.0	148.7	0.2
Earnings per ADR (CLP)	297.9	297.5	0.2

Depreciation	27,179	27,477	(1.1)
Capital Expenditures	23,856	44,100	(45.9)

PRESS RELEASE
Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2020)
YTD as of December	2020	2019	Total
	(CLP million)		Change %
Net sales	1,857,594	1,822,541	1.9
Cost of sales	(984,036)	(908,318)	8.3
% of Net sales	53.0	49.8
Gross profit	873,558	914,223	(4.4)
MSD&A	(704,790)	(704,571)	0.0
% of Net sales	37.9	38.7
Other operating income/(expenses)	17,823	21,157	(15.8)
EBIT	186,591	230,808	(19.2)
EBIT margin %	10.0	12.7
Net financial expenses	(25,263)	(14,603)	73.0
Equity and income of JVs and associated	(8,437)	(16,432)	(48.7)
Foreign currency exchange differences	2,552	(9,054)	(128.2)
Results as per adjustment units	(429)	(8,255)	(94.8)
Other gains/(losses)	(11,410)	3,157	(461.4)
Non-operating result	(42,988)	(45,187)	(4.9)
Income/(loss) before taxes	143,603	185,622	(22.6)
Income taxes	(35,408)	(39,976)	(11.4)
Net income for the period	108,195	145,646	(25.7)

Net income attributable to:
The equity holders of the parent	96,152	130,142	(26.1)
Non-controlling interest	(12,043)	(15,504)	(22.3)

EBITDA	296,405	335,829	(11.7)
EBITDA margin %	16.0	18.4

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	260.2	352.2	(26.1)
Earnings per ADR (CLP)	520.4	704.4	(26.1)

Depreciation	109,814	105,021	4.6
Capital Expenditures	122,787	140,488	(12.6)

PRESS RELEASE
Exhibit 3: Segment Information (Fourth Quarter 2020)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %	2020	2019	YoY %
Volumes	6,712	6,009	11.7	3,084	2,848	8.3	382	344	10.9
Net sales	418,555	349,388	19.8	128,012	178,586	(28.3)	58,429	55,896	4.5
Net sales (CLP/HL)	62,363	58,146	7.3	41,509	62,696	(33.8)	153,000	162,261	(5.7)
Cost of sales	(204,370)	(158,118)	29.3	(66,082)	(91,226)	(27.6)	(35,939)	(31,280)	14.9
% of Net sales	48.8	45.3		51.6	51.1		61.5	56.0
Gross profit	214,185	191,269	12.0	61,930	87,360	(29.1)	22,490	24,616	(8.6)
% of Net sales	51.2	54.7		48.4	48.9		38.5	44.0
MSD&A	(132,606)	(121,958)	8.7	(45,911)	(70,918)	(35.3)	(17,081)	(13,987)	22.1
% of Net sales	31.7	34.9		35.9	39.7		29.2	25.0
Other operating income/(expenses)	678	890		3,105	4,014		135	107
EBIT	82,257	70,201	17.2	19,124	20,456	(6.5)	5,544	10,737	(48.4)
EBIT margin	19.7	20.1		14.9	11.5		9.5	19.2
EBITDA	101,387	87,322	16.1	23,635	28,687	(17.6)	8,477	13,364	(36.6)
EBITDA margin	24.2	25.0		18.5	16.1		14.5	23.9

	4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(30)	(24)		10,148	9,178	10.6
Net sales	(5,367)	(5,799)	(7.4)	599,629	578,072	3.7
Net sales (CLP/HL)				59,090	62,987	(6.2)
Cost of sales	2,080	4,153	(49.9)	(304,311)	(276,471)	10.1
% of Net sales				50.7	47.8
Gross profit	(3,287)	(1,646)	99.8	295,318	301,600	(2.1)
% of Net sales				49.3	52.2
MSD&A	(4,224)	(7,577)	(44.2)	(199,822)	(214,440)	(6.8)
% of Net sales				33.3	37.1
Other operating income/(expenses)	(57)	117		3,860	5,128
EBIT	(7,569)	(9,106)	(16.9)	99,356	92,289	7.7
EBIT margin				16.6	16.0
EBITDA	(6,965)	(9,607)	(27.5)	126,535	119,765	5.7
EBITDA margin				21.1	20.7

PRESS RELEASE
Exhibit 4: Segment Information (Twelve months ended on December 31, 2020)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %	2020	2019	YoY %
Volumes	20,484	19,802	3.4	8,784	8,899	(1.3)	1,538	1,395	10.2
Net sales	1,242,763	1,164,304	6.7	402,829	464,487	(13.3)	235,210	212,322	10.8
Net sales (CLP/HL)	60,671	58,798	3.2	45,859	52,194	(12.1)	152,950	152,166	0.5
Cost of sales	(626,099)	(540,048)	15.9	(229,669)	(248,881)	(7.7)	(139,513)	(128,764)	8.3
% of Net sales	50.4	46.4		57.0	53.6		59.3	60.6
Gross profit	616,664	624,256	(1.2)	173,160	215,607	(19.7)	95,698	83,558	14.5
% of Net sales	49.6	53.6		43.0	46.4		40.7	39.4
MSD&A	(443,637)	(429,093)	3.4	(189,421)	(210,156)	(9.9)	(64,791)	(55,596)	16.5
% of Net sales	35.7	36.9		47.0	45.2		27.5	26.2
Other operating income/(expenses)	1,635	5,266		14,911	14,202		622	515
EBIT	174,662	200,429	(12.9)	(1,351)	19,653	(106.9)	31,529	28,477	10.7
EBIT margin	14.1	17.2		(0.3)	4.2		13.4	13.4
EBITDA	244,768	266,731	(8.2)	24,201	46,730	(48.2)	43,105	38,303	12.5
EBITDA margin	19.7	22.9		6.0	10.1		18.3	18.0

	4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(112)	(64)		30,693	30,032	2.2
Net sales	(23,208)	(18,573)	25.0	1,857,594	1,822,541	1.9
Net sales (CLP/HL)				60,522	60,686	(0.3)
Cost of sales	11,245	9,375	19.9	(984,036)	(908,318)	8.3
% of Net sales				53.0	49.8
Gross profit	(11,963)	(9,198)	30.1	873,558	914,223	(4.4)
% of Net sales				47.0	50.2
MSD&A	(6,942)	(9,727)	(28.6)	(704,790)	(704,571)	0.0
% of Net sales				37.9	38.7
Other operating income/(expenses)	656	1,174		17,823	21,157
EBIT	(18,249)	(17,750)	2.8	186,591	230,808	(19.2)
EBIT margin				10.0	12.7
EBITDA	(15,669)	(15,935)	(1.7)	296,405	335,829	(11.7)
EBITDA margin				16.0	18.4

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31
	2020	2019
	(CLP million)
ASSETS
Cash and cash equivalents	396,389	196,369
Other current assets	563,617	592,913
Total current assets	960,006	789,282

PP&E (net)	1,082,516	1,071,730
Other non current assets	482,815	492,679
Total non current assets	1,565,330	1,564,409
Total assets	2,525,337	2,353,691

LIABILITIES
Short term financial debt	74,064	68,386
Other liabilities	447,460	414,896
Total current liabilities	521,524	483,282

Long term financial debt	440,077	261,769
Other liabilities	154,917	165,712
Total non current liabilities	594,994	427,481
Total Liabilities	1,116,518	910,763

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(187,924)	(137,503)
Retained earnings	921,805	902,863
Total equity attributable to equity holders of the parent	1,296,574	1,328,054
Non - controlling interest	112,244	114,873
Total equity	1,408,819	1,442,927
Total equity and liabilities	2,525,337	2,353,691

OTHER FINANCIAL INFORMATION

Total Financial Debt	514,141	330,155

Net Financial Debt	117,752	133,786

Liquidity ratio	1.84	1.63
Total Financial Debt / Capitalization	0.27	0.19
Net Financial Debt / EBITDA	0.40	0.40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 23, 2021